Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2009	2010	2009

Income from continuing operations before income taxes	$103,767	$179,266	$263,775	$357,715

Add:
Interest expense (2)	51,024	54,991	100,621	107,194
Portion of rents representative of the interest factor	9,809	10,248	19,946	20,081
Amortization of capitalized interest	429	429	858	858

Income as adjusted	$165,029	$244,934	$385,200	$485,848

Fixed charges:
Interest expense (2)	$51,024	$54,991	$100,621	$107,194
Portion of rents representative of the interest factor	9,809	10,248	19,946	20,081
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,873	7,019	15,513	14,582

Total fixed charges	$67,706	$72,258	$136,080	$141,857

Ratio of earnings to fixed charges	2.44	3.39	2.83	3.42

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)	Interest expense includes both financing interest expense and other interest expense.

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